JB OXFORD HOLDINGS, INC.
                       9665 Wilshire Boulevard, Third Floor
                         Beverly Hills, California  90212
                                  ______________

                  INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                   NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS
                                   June 1, 1998
                                   _____________



             This Information Statement  is being mailed on or about   June
        2, 1998 to the holders of record of the Common Stock, $.01 par value per share, of JB Oxford Holdings, Inc., a Utah corporation (the "Company") as of the close of business on May 29, 1998. This Information Statement is being furnished in connection with certain aspects of an agreement (the "Purchase Agreement")  entered
         as  of May   21, 1998,  by and  among the  Company, Third  Capital
        Partners, LLC,   ("Third Capital"); 3421643 Canada Inc. (the  "Bier
        Group"); Felix A. Oeri, the Company's Chairman; and Oeri Finance Inc. ("Oeri Finance"), a company controlled by Mr. Oeri. As a result of the Purchase Agreement, which is expected to be completed in early June 1998, five major events have and/or will occur:

                  1. Third Capital and the Bier Group (together, the "Investment Group"), have purchased approximately $3.9 million in outstanding principal amount of the Company's 9% Senior Secured Convertible Notes (the "Convertible Notes") from Oeri Finance, with the Company agreeing to reduce the conversion ratio from $1.00 to $0.70 per common share and the Investment Group agreeing to extend the maturity date of the Convertible Notes to December 31, 1999.

                  2. The Investment Group will purchase from the Company $2 million in newly issued convertible debentures (the "New Notes") having substantially the same terms as the Convertible Notes, modified as described above, except that the New Notes will be subordinate to certain other outstanding notes of the Company, and that the New Notes shall be converted into a new issue of preferred stock of the Company if such new issue is approved by the Company's shareholders at a meeting to be held later in 1998. The preferred stock shall be convertible into common stock on the same terms as the Convertible Note and the New Notes.

                  3. Felix Oeri and Oeri Finance have granted to Christopher L. Jarratt, the Chief Executive Officer of Third Capital, the right to vote all common stock of the Company beneficially owned by him and it (approximately 2.4 million shares, or approximately 17% of the Company's outstanding common stock) and shall grant the Investment Group a right of first refusal to purchase such stock and any other stock, options, or warrants of the Company now or hereafter owned by Oeri and Oeri Finance.

                 4. The Investment Group, following completion of the transactions contemplated by the Purchase Agreement, is obligated to undertake to obtain for the Company at least $7 million  in new  equity capital  as soon  as practicable,  on terms to be negotiated.

                  5. The Company's Board of Directors has elected four representatives of the Investment Group B Christopher L. Jarratt, James G. Lewis, Elliott L. Bier, and Mark D. Grossi B to the Company's Board of Directors. The Company has obtained resignations from each of the Company's current directors, effective June 8, 1998, so that the Investment Group will have complete control of the Company's Board of Directors after that date. The issuance of the New Notes is expected to occur on or before June 8, 1998. Mr. Jarratt has been elected Chairman and Chief Executive Officer of the Company, replacing Mr. Oeri as Chairman and Stephen M. Rubenstein as Chief Executive Officer. Mr. Lewis has been elected interim President and Chief Operating Officer of the Company. Mr. Rubenstein will remain as President of the Company's principal subsidiary, JB Oxford & Company, reporting to Mr. Lewis.

             Because of the change in a majority of the Board of Directors (in this case all of the Directors), this Information Statement is required to be filed with the Securities and Exchange Commission and sent to all shareholders of record of the Company by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

             Your Board of Directors has spent considerable time over the past nine months exploring alternatives to increase the capital of the Company and to increase customer and investor confidence in the Company. The Board believes that the transactions contemplated by the Purchase Agreement present the best available opportunity to meet these objectives and enhance the future prospects of the Company, and, as such are in the best interests of the Company and its shareholders.

             Information contained herein concerning the new directors appointed to the Board of Directors has been furnished by those persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

             You are urged to read this Information Statement carefully. You are not, however, required to take any action. NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.


        OUTSTANDING SHARES AND VOTING RIGHTS

             As of May 29, 1998, the Company had outstanding 14,141,205 shares of Common Stock. Each share entitles the holder to one vote. The holders of Common Stock do not have cumulative voting rights, which means the holders of more than half of the shares can elect all of the directors, and the holders of the remaining shares may not be able to elect any directors.


        Security Ownership of Certain Beneficial Owners and Management

             The following table sets forth those individuals who beneficially owned more than five percent of the Company's Common Stock as of May 25, 1998 (prior to completion of the transaction contemplated by the Purchase Agreement). In addition, the number of shares of the Company's Common Stock beneficially owned by each director and officer, and the number of shares beneficially owned by the directors and executive officers of the Company as a group, as of May 25, 1998 are disclosed below in the same table. The information was furnished to the Company by the identified individuals and by the Company's Transfer Agent.


                                        Amount and           Percent of
                                        Nature of              Common
                                        Beneficial             Shares
                    NAME               Ownership(1)          Outstanding

          Beneficial Owners of More Than 5%

             Oeri Finance Inc.          2,557,199(2)             16.9%
             Peter Merian-Strasse 50
             CH-4002 Basel, Switzerland

             Felix A. Oeri              3,421,865(3)             22.6%
             Peter Merian-Strasse 50
             CH-4002 Basel, Switzerland

             Directors (other than Mr. Oeri)

             Stephen Rubenstein           360,561(4)              2.5%
             Mitchell S.T. Wine           220,000(5)              1.6%
             John Broome                   60,000(6)               -- (7)


          Executive Officers

             Michael J. Chiodo              5,771(8)               -- (7)
             Scott G. Monson               26,119(9)               -- (7)

          All Directors & Executive
           Officers as a Group          4,094,316                26.2%


             (1)  All shares are common class.
             (2)  Includes 1,001,446 shares which may be  acquired
                  pursuant to  the terms of the Senior Secured  Convertible
                  Note.
             (3) Includes the amount and nature of beneficial ownership held by Oeri Finance, Inc., a company of which Mr. Oeri is a principal shareholder.
             (4) Includes 350,000 shares which may be acquired upon exercise of options, and 561 shares pursuant to the Company Employee Stock Ownership Plan, which are 60% vested.
             (5) Includes 60,000 shares which may be acquired upon exercise of options.
             (6) Includes 60,000 shares which may be acquired upon exercise of options.
             (7)  Less then 1%.
             (8) Includes 5,771 shares pursuant to the Company Employee Stock Ownership Plan, which are 100% vested.
             (9) Includes 4,169 shares pursuant to the Company Employee Stock Ownership Plan, which are 100% vested.


            Following completion of the transactions contemplated by the Purchase Agreement, the Investment Group will own the Convertible Notes and the New Notes which will be convertible into 5,598,137 shares and 2,857,143 shares, respectively, of the Company's Common Stock. Assuming conversion, these holdings will represent approximately 37.4% of the Company's outstanding Common Stock. Additionally, Christopher L. Jarratt beneficially owns 87,500 shares of Common Stock of the Company and James G. Lewis owns
        42,800 shares of Common Stock of the Company, each individual holding representing less than 1% of the Company's outstanding Common Stock. Further, Mr. Jarratt will hold a proxy to vote 2,420,419 shares of the Company's Common Stock owned by Felix A. Oeri and/or Oeri Finance, representing an additional 10.7% of the Company's outstanding Common Stock


        Directors and Executive Officers of the Company

             The  Company's Board of  Directors prior  to the  transactions contemplated by the Purchase Agreement consisted of four members. The Board is authorized to set the number of Directors in a range of three to nine. As part of the transactions contemplated by the Purchase Agreement, the Board increased the authorized number of Directors to eight, appointed Christopher L. Jarratt, James G. Lewis, Mark D. Grossi and Elliot L. Bier to fill the four vacancies. Simultaneously with the purchase of the Convertible Notes from Oeri, the four prior members of the Board submitted letters of resignation, effective June 8, 1998. The issuance of the New Notes is expected to occur on or before June 8, 1998. On June 8, 1998, all of the Company's Directors will be representatives of the Investment Group, and the number of authorized Directors will be reduced to four.

             Listed below are the Directors and executive officers of the Company prior to the transactions contemplated by the Purchase Agreement followed by their business experience:


         Business Experience

          FELIX OERI
          Chairman of the Board of the Company. Chairman and CEO of Oeri Finance Inc., a Swiss financial institution and trust company, providing broker/dealer services for securities, foreign exchange and precious metals, July 1987 to present. From 1979 to 1987, Mr. Oeri served as Chairman and CEO of Bank Fuer Privates Eigentum BPE, Basel. Mr. Oeri served as a member of the Grosser Rat des Kantons Basel-Stadt (Parliament) and its Finance Committee from 1981 to 1991.

          STEPHEN M. RUBENSTEIN
          Director, President and CEO of Registrant and JBOC, August 1994 to present. Chief Administrative Officer of RKSI and JBOC, March 1994 to August 1994. Financial Consultant specializing in services to financial industry participants and attorneys, June 1992 - March 1994. Managing Director, Price Waterhouse, Financial Services Industry Group, December 1990 - June 1992. Chief Operations Officer and Chief Financial Officer and Treasurer, Cantor Fitzgerald & Co., 1985 - 1990. Mr. Rubenstein holds a Bachelor of Science degree in Accounting from Bernard Baruch College, NYC, 1968 and is currently affiliated with AICPA, California Society of CPA's, SIA and Association of Western Securities Management.

          MITCHELL S.T. WINE
          Director and Secretary of the Company. Vice President of WSP Marketing International Ltd., a sales promotion and marketing firm, Toronto, Ontario, 1990-present. Received Masters in Business & Administration from Columbia University, New York, NY 1989. Admitted to California State Bar in 1985. Admitted to Providence of Ontario Bar, 1982. Practiced law with McCarthy Tetrault in Toronto, Ontario, 1982-1988. Mr. Wine received a law degree (LL.B) from University of Toronto, Toronto, Ontario:
          Awarded Dean's key on graduation, 1982. Received Bachelor of Arts degree Cum Laude from Queen's University in Kingston, Ontario, 1979.

          JOHN BROOME
          Director of the Company. Mr. Broome is a retired Chartered Accountant (the Canadian equivalent of a U.S. Certified Public Accountant). Mr. Broome was formerly the Managing Partner of KPMG, Montreal office, 1974 - 1988. Among his professional assignments was assisting in taking Air Canada public, in 1900. Mr. Broome is currently active as a Director in several private and public companies, including Delhi Industries, Toronto; CompAs Electronics, Ottawa; and Trustee, Franklands Foundation, Montreal; his duties include chairing the Audit Committees of many of these Boards. Mr. Broome received a degree in Commerce from McGill University in Montreal, 1954; became a Chartered Accountant in 1958, and received an honorary designation as Fellow Chartered Accountant in 1989.

          MICHAEL J. CHIODO
          Chief Financial Officer and Treasurer, JB Oxford Holdings, Inc., September 1997 to present. Acting Chief Financial Officer, JB Oxford Holdings, Inc., August 1994 to September 1997. Chief
          Financial Officer, JB Oxford & Company, January 1994 to  present.
           Mr.  Chiodo  was  previously   employed  by  Reynolds   Kendrick
          Stratton, Inc. from August  1990 to December  1993, where he  was
          named the  Chief Financial  Officer in  October 1992.   He  is  a
          former partner of the accounting firm of Sorensen, Chiodo &  May.
           Mr. Chiodo received a Bachelor  of Science degree in  Accounting from Westminster College  in Salt Lake  City, Utah  in 1978.  Mr.
          Chiodo is a Certified Public Accountant and is affiliated with AICPA.

          SCOTT G. MONSON
          General Counsel, JB Oxford Holdings, Inc. and its subsidiaries, September 1997 to present. Associate General Counsel, JB Oxford Holdings, Inc. and subsidiaries, August 1994 to September 1997. Legal Counsel, JB Oxford Holdings, Inc. and subsidiaries, March
          1989 - August 1994.   Admitted to: California  State Bar, 1997;
          Texas State Bar,  1995;  District  of Columbia Bar,  1993;   Utah
          State Bar, 1985. Mr. Monson received a Juris Doctor degree from the University of Utah College of Law in Salt Lake City, Utah in 1985, and received a Bachelor of Science degree in Psychology from Brigham Young University in Provo, Utah in 1982.


          Information concerning the representatives of the investment Group to be elected as Directors of the Company, each of whom is a United States citizen except for Mr. Bier, who is a Canadian citizen, is as follows:

          CHRISTOPHER L. JARRATT
          Since September 1996, Mr. Jarratt has been the Chief Executive Officer of Third Capital, LLC, a company engaged in various investing and advisory activities. Mr. Jarratt serves as a director for Pacific Gateway Properties, Inc., a publicly traded real estate company, and as a director for TIS Mortgage Investment Company, a publicly traded REIT. Since prior to 1993, Mr. Jarratt has served a s Chief Executive Officer of Jarratt Associates, Inc., a company engaged in commercial mortgage banking and commercial real estate investment activities. Mr. Jarratt has a Bachelor of Business Administration degree from Southern Methodist University, Dallas, Texas. Mr. Jarratt is 36 years old.

          JAMES G. LEWIS
          Since September 1996, Mr. Lewis has been the Chief Operating Officer of Third Capital, LLC, a company engaged in various investment and advisory activities. Mr. Lewis serves as a director for TIS Mortgage Investment Company, a publicly traded REIT. From May, 1994 though August, 1996, Mr. Lewis was employed as an attorney with the law firm Shumaker, Loop & Kendrick, Tampa, Florida, where he specialized in mergers & acquisitions, corporate and securities law. From September, 1990 until May, 1994, Mr. Lewis was employed as an attorney with the law firm of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., Clearwater, Florida, where he specialized in mergers & acquisitions, corporate and securities law. Mr. Lewis holds a Juris Doctorate degree from Vanderbilt University and a Bachelor of Science degree in Accounting from Spring Hill College. Mr. Lewis is 32 years old.


          MARK  D. GROSSI
          Mr. Grossi is currently Executive vice President and director of Charter One Financial, Inc., a publicly traded savings and loan holding company, and Executive Vice President and Chief Retail Banking Officer of its subsidiary, Charter One Bank. Mr. Grossi also serves as a director of Pacific Gateway Properties, Inc., a publicly traded real estate company. Since prior to 1993, Mr. Grossi has held various senior executive positions with Charter One bank and its predecessor. Mr. Grossi is 43 years old.

          ELLIOT L. BIER
          Elliot L. Bier is currently a senior managing partner of Adessky Poulin, a 40-year old law firm located in the City of Montreal, Providence of Quebec. Mr. Bier has been a member of Adessky
          Poulin for 21 years, specializing in corporate law and mergers and acquisitions. He possesses a Bachelor of Arts degree, a Masters of Business Administration degree (M.B.A.), as well as a Bachelor of Civil Law degree (B.C.L.) and a Bachelor of Common Law degree (LL.B.) from McGill University. Mr. Bier serves as a director on the Board of Grand Toys International, is President of Mount Sinai Hospital, located in the City of Montreal, Providence of Quebec, and serves as a director in numerous charitable foundations and organizations. Mr. Bier is 48 years old.


          Compliance with Section 16(a) of the Exchange Act

               Section 16(a) of the Securities Exchange Act requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission.
           Based on copies of such reports furnished to the Company,  there were no  reportable untimely  filings under  Forms 3,4,  or 5  by persons subject to Section 16(a) of the Securities Exchange Act of 1934 during the last fiscal year, except Mr. Broome filed a late Form 4 covering the grant of 5,000 options and Mr. Wine filed a late Form 4 covering the grant of 5,000 options.


          Executive Compensation

               The following Summary Compensation Table sets forth the annual compensation for those serving as executive officers and directors as of December 31, 1997 and compensated by the Company or any of its subsidiaries for each of the last three completed fiscal years.
                                                                 Long Term
                                                               Compensation
          Name and                     Annual Compensation   Options Granted
          Principal Position         Salary    Bonus   Other    (Shares)

         Stephen Rubenstein 1997    $287,500  $25,000   $456     100,000
          Director, CEO     1996     253,605  100,000    456      50,000
                            1995     213,956       --     --     100,000

         Michael J. Chiodo  1997     110,000    5,000     76          --
          CFO, Treasurer    1996     100,000   15,000     50          --
                            1995     102,575   26,000     --          --

          Scott G. Monson   1997     100,000    5,000     --          --
          General Counsel,  1996      90,000    9,000     --          --
          Asst. Secretary   1995     $89,750   $7,500     --          --


               This table excludes the value of certain incidental personal benefits. The incremental cost to the Company of providing such incidental personal benefits did not, for the current year, exceed the lesser of $50,000 or 10% of annual salary and bonus for any of the respective individuals named in the table as set forth. Outside directors are compensated $2,500 for each quarterly meeting attended. The chairman of the compensation committee and audit committee receives an additional $5,000 and $7,500 a year respectively for his duties. Mr. Broome has served as the Chairman of both the compensation committee and the audit committee. Employee directors are not compensated for meeting attendance.

               Mr. Rubenstein serves pursuant to an employment agreement that extends until March 31, 2000. The agreement provides that he will be President and Chief Executive Officer of the Company with a salary of $300,000 beginning April 1, 1997, $325,000 the following year and $350,000 the year after that. In 1997, in connection with the execution of the agreement, Mr. Rubenstein received a bonus of $25,000 and the forgiveness of a loan of $50,000. The agreement can then be renegotiated, terminated or continued on a month-to-month basis. Mr. Rubenstein was granted options to purchase 100,000 shares of the Company's common stock, as described elsewhere herein, pursuant to the agreement. Mr. Rubenstein receives life and disability insurance, as well as standard benefits received by all officers. In the event that Mr. Rubenstein is terminated without cause, he is entitled to the full payment of all compensation called for by the agreement.

               Mr. Monson executed an employment agreement with the Company in June 1994, which presently continues on a month-to-month basis. The only significant obligation of the Company remaining, other than Mr. Monson's salary described above, is his right to four months written notice of termination and three months severance pay upon termination.



                  JB Oxford Holdings, Inc.
           Option Grants in the Last Fiscal Year
                          12-31-97


The following table summarizes individual grants of stock options made during the current year to each of the named executive officers.


           Grant                     Date First
(a)        Date     (b)    (c)  (d)  Exercisable    (e)     (f)     (g)

Stephen    4-1-97  20,000       1.59    4-1-97     4-1-07  20,024  50,827
Rubenstein 4-1-97  10,000       1.59    7-1-97     7-1-07   9,707  24,497
           4-1-97  10,000       1.59   10-1-97    10-1-07  10,336  26,444
           4-1-97  10,000       1.59    1-1-98     1-1-08  10,972  28,436
           4-1-97  10,000       1.59    4-1-98     4-1-08  11,307  29,545
           4-1-97  10,000       1.59    7-1-98     7-1-08  11,643  30,653
           4-1-97  10,000       1.59   10-1-98    10-1-08  11,979  37,762
           4-1-97  10,000       1.59    1-1-99     1-1-09  12,315  32,870
           4-1-97  10,000       1.59    4-1-99     4-1-09  12,667  34,089

Total             100,000  49%

(a)  Name of the executive officer.
(b)  The number of securities underlying the options granted.
(c) For the Options granted, its % of total options granted to employees in the current year
(d)  Excercise price per share.
(e)  Expiration date.
(f) Potential realized value at assumed annual rates of stock price appreciation of 5% compounded for the option term.
(g) Potential realized value at assumed annual rates of stock price appreciation of 10% compounded for the option term.




                            JB Oxford Holdings, Inc.
Aggregated Option/SAR Exercises in Last Fiscal Year & FY-end Option/SAR Values
                                    12-31-97


The following table summarizes any options exercised during the current year by each of the named executive officers, and the year-end value of unexercised options on an aggregate basis.


(a)            (b)       (c)               (d)                      (e)
             Shares      Value                                    Value of
            Acquired    Realized     Shares Unexercised (#)    Unexercised ($)
          On Exercise  On Exercise  Exercisable/Unexercisable     Ex./Unex.

Stephen          --          --         200,000      --           59,000   --
Rubenstein       --          --          25,000      --               --   --
                 --          --          25,000      --               --   --


(a)  Name of the executive officer.
(b)  The number of shares received upon exercise of the option.
(c)  The aggregate dollar value realized upon exercise of the option.
(d) The total number of securities underlying unexercised options and SAR's held at the end of the last completed fiscal year, separately identifying the exercisable and unexercisable options and SAR's.
(e) The aggregate dollar value of in-the-money, unexercised options and SAR's held at the end of the fiscal year, separately identifying the exercisable and unexercised options and SAR's.



 Certain Information Regarding the Board of Directors and Committees Thereof

            During the fiscal year ended December 31, 1997, the Board of Directors held three regular meetings. All directors attended 100% of all meetings of the Board and of each Committee of the Board of which the director was a member.

            The Company has standing executive, audit and compensation Committees. The members of each Committee are elected by the Board of Directors at its annual organizational meeting for a term of one year oruntil the Director's successor is duly elected.


       Compensation Committee Interlocks and Insider Participation

            The Compensation Committee, as of May 25, 1998, was comprised of the following Directors who were elected to the committee on September 19, 1997. Both members were re-elected, having served the prior year.

                 John Broome, Chair
                 Mitchell S.T. Wine

            Mitchell S.T. Wine also serves as the Secretary of the Company, in addition to his responsibilities on the Compensation Committee.

            None of the members of the Compensation Committee had any relationship requiring disclosure under any paragraph of Item 404 of Regulation S-K.


       Compensation Committee Report on Executive Compensation

            The Compensation Committee, consisting solely of non-employee directors, administers the executive compensation programs of the Company and determines the compensation of senior management. Part of this compensation, as described above, is paid pursuant to employment agreements with Messrs. Rubenstein and Monson. Beyond this, in determining compensation for senior management, the Committee seeks to evaluate the officer's performance during the year, taking into consideration the Company's performance, the officer's level of responsibility for such performance the officer's experience, market or other conditions outside the officer's control that may have affected performance, achievement of any specified goals or objectives relating to the officer's position, and other factors. Based on its evaluation, the Committee may recommend increases or decreases in standard senior management compensation, the award of bonus compensation, the grant of stock options, or other incentives in appropriate circumstances.


     Performance Graph

          The Company's common shares are traded on the National Association of Securities Dealers Automated Quotations (_NASDAQ_) under the trading symbol JBOH. The Performance Graph and table below shows changes over the past five years in the value of $100 invested in (1) JB Oxford Holding, Inc.'s Common Stock, and (2) the NASDAQ Financial Industry Index. The performance of the index and the Company's Common Stock assumes the reinvestment of all dividends.


     Performance Table
                                       Closing               Index
                             JBOH       Price      NASDAQ   compared
                 Date       closing    compared    Index    to base
                             price     to base                year
                                         year

     Base Year 12/31/92       $4.500      $100     213.884      100
               12/31/93        1.125        25     248.587      116
               12/31/94        1.000        22     249.168      116
               12/31/95        2.813        63     363.023      170
               12/31/96        1.375        31     465.167      217
               12/31/97       $0.844       $19     710.669      332



                                  EXPENSES OF MAILING

            The Company will bear the cost of the mailing of this Information Statement.

                                          By Order of the Board of Directors


                                          Scott G. Monson
                                          Assistant Secretary
                                          and General Counsel
       June 1, 1998